Filed by Golub Capital BDC 3, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Golub Capital BDC 3, Inc.

Commission File No. 814-01244

File No. of Related Registration Statement:333-277325

On May 9, 2024, Golub Capital BDC 3, Inc. (“GBDC 3”) held a conference call to discuss GBDC 3's financial results for the quarter ended March 31, 2024. The conference call contained information regarding the proposed acquisition (the “Merger”) of GBDC 3 by Golub Capital BDC, Inc. (“GBDC”). The following are excerpts from the transcript of GBDC 3’s May 9, 2024 conference call discussing the proposed merger of GBDC 3 and GBDC.

MATTHEW BENTON: While we’re proud of GBDC 3’s results for the second fiscal quarter, we’re even more excited about the strategic announcement made in January 2024. To refresh your recollection:

•	GBDC 3 announced an agreement to merge with Golub Capital BDC, Inc., a business development company that trades publicly on the Nasdaq under the ticker GBDC. The proposed merger seeks to deliver full liquidity to GBDC 3 stockholders in a single transaction.
•	We recently distributed proxy materials related to the merger and we anticipate that the merger will close in the second calendar quarter of 2024.

I’d encourage you to review the proxy and the investor presentation on GBDC’s website to learn more about why we think this announcement is so exciting and important.

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MATTHEW BENTON: To sum up, GBDC 3 had a strong second fiscal quarter for 2024. Strong credit results, high base rates, and spread tightening drove a strong earnings quarter. The pending merger with GBDC remains on track for a close in the second calendar quarter of 2024. Speaking of the pending merger, the 2024 Special Meeting of Stockholders is scheduled for May 29, 2024. For those investors who have submitted their vote - thank you. For those investors that have yet to vote, we ask that you please do so.

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MATTHEW BENTON: Despite light M&A and tightening spreads, we expect our competitive advantages will permit GBDC 3 to continue to outperform through close of the proposed merger.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC 3 undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GBDC 3 and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, GBDC 3 and GBDC have filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and GBDC has filed with the SEC, and the SEC has declared effective, a registration statement on Form N-14 (File No. 333-277325), which includes the Joint Proxy Statement and a prospectus of GBDC (the “Registration Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC 3 AND GBDC ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AND ALL RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GBDC 3, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GBDC 3 and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC 3 and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC 3 and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.